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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Celerity Solutions, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  15100P 10 1
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                                 (CUSIP Number)


                                    Paul Carr
                                2 Monadnock Road
                               Wellesley, MA 02181
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 26, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                  SCHEDULE 13D
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CUSIP No. 15100P 10 1                                             Page  2  of  5
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON (entities only)

                  Paul Carr
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                  Not Applicable                                      (B) [ ]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  00, PF
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                              7.      SOLE VOTING POWER

                                      6,129,619 Shares
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             6,129,619 Shares
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,129,619 Shares
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*  Not Applicable                            [ ]
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13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  44.34%
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14.               TYPE OF REPORTING PERSON

                  IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

        SECURITY: Common Stock of Celerity Solutions, Inc. (the "Company").
                 -------------------------------------------------------

        ISSUER:   The Company.
                -----------------

        COMPANY'S PRINCIPAL OFFICE:

                 270 Bridge Street, Suite 301, Dedham, MA 02026.
                 -----------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

        a)    NAME OF PERSON FILING THIS STATEMENT:  Paul Carr.
                                                   --------------

        b)    BUSINESS ADDRESS:  270 Bridge Street, Suite 301, Dedham, MA 02026.
                               -------------------------------------------------

        c)    PRINCIPAL OCCUPATION:

      Paul Carr is the Chief Executive Officer of Celerity Solutions, Inc.
      --------------------------------------------------------------------

        d)    CRIMINAL CONVICTIONS IN PAST FIVE YEARS:  None.
                                                      --------

        e)    PARTY TO A CIVIL PROCEEDING IN PAST FIVE YEARS:  No.
                                                             ------

        f)    CITIZENSHIP:  United States.
                           ----------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Paul Carr acquired 466,667 shares of Common Stock on June 16, 2000 for $70,000. Mr. Carr acquired 357,140 shares of Common Stock on September 15, 2000 for $50,000. Mr. Carr acquired an additional 1,500,000 shares of Common Stock on December 26, 2001. The remaining 750,000 shares of Common Stock acquired, reported on Form 13D, were beneficially acquired by Mr. Carr by a grant of an option to purchase such shares at an exercise price of $0.10 per share by the Company's Board of Directors on December 26, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Carr acquired the securities reported on this Form 13D for investment.


a)   ACQUISITION OR DISPOSITION OF ADDITIONAL SECURITIES OF THE COMPANY:  None.
                                                                        --------
b)   EXTRAORDINARY CORPORATE TRANSACTIONS:  None.
                                          ---------

c)   SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS:  None.
                                                     ---------

d)   CHANGE IN THE BOARD OF DIRECTORS OR MANAGEMENT:  None.
                                                    ---------

e)   MATERIAL CHANGE IN PRESENT CAPITALIZATION OR DIVIDEND POLICY:  No.
                                                                  ------

f)   ANY OTHER MATERIAL CHANGE IN THE BUSINESS OR CORPORATE STRUCTURE:  No.
                                                                      ------

g)   CHANGE IN BYLAWS, CHARTER, ETC.:  None.
                                     --------

h)   DELISTING OF A CLASS OF SECURITIES:  None.
                                        --------

i)   SECURITIES ELIGIBLE FOR TERMINATION OF REGISTRATION:  None.
                                                         --------

j)   ANY ACTIONS SIMILAR TO THOSE ENUMERATED ABOVE:  None.
                                                   --------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

a) Aggregate Number of Shares Beneficially Owned: Aggregate number of outstanding shares of Common Stock beneficially owned by Mr. Carr is 6,129,619, of which 1,600,000 may be acquired upon the exercise of stock options.

        Percentage of Common Stock Beneficially Owned: 44.34%


b) Share Numbers with Respect to Sole Voting and Dispositive Power. Mr. Carr has sole voting power and sole dispositive power over the 6,129,619 shares of Common Stock reported or beneficially owned by Mr. Carr.

c) Transactions Within Past Sixty Days. In a private placement on December 26, 2001, Mr. Carr purchased 1,500,000 shares of Common Stock for an aggregate consideration of $150,000. In addition, on December 26, 2001, Mr. Carr received an option to purchase 750,000 shares of Common Stock with a strike price of $0.10 per share.

d)      Other Persons Having Right to Receive Dividends etc. None.


e) Date on Which Reporting Person Ceased to own 5% of Class of Securities. Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2002                             By: /s/  Paul Carr
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